

December 20, 2010

Ms. Jill D. Smith
Chief Executive Officer
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, Colorado 80503

      RE: **DigitalGlobe, Inc.**
              Form 10-K for the Year ended December 31, 2009
              Filed February 24, 2010

              Definitive Proxy Statement on Schedule 14A
              Filed April 7, 2010

              File No. 001-34299

Dear Ms. Smith:

      We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion & Analysis, page 20

1.   We note the disclosure on page 24 that payment of the discretionary portion of the cash award under the 2009 Success Sharing Plan was based on the Chief Executive Officer's qualitative assessment of each officer's job performance for the year. We also note disclosure on pages 24 and 25 that recommendations for equity awards under the 2009 Success Sharing Plan were made by your Chief Executive Officer to the Compensation Committee based on her assessment of performance and her assessment of a competitive and appropriate award value; further, the recommendations for equity awards under the 2008 Success Sharing Plan were made by the Chief Executive Officer to the Compensation Committee based on her assessment of the officers' individual job performance and contributions to company priorities. Please revise to more specifically discuss how the Chief Executive Officer's and Compensation Committee's considerations of these individual performance, subjective and other mentioned factors resulted in the amounts each officer earned as a discretionary cash award and equity award for the last completed fiscal year. In addition, please consider the application of Instruction 2 to Regulation S-K Item 402(b) with respect to discussing equity awards granted after the end of the last fiscal year but relating back to service in the last fiscal year.

Certain Relationships and Related Party Transactions

2.   Please disclose the amount of compensation that Morgan Stanley & Co. Incorporated received for serving as an underwriter of your initial public offering.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jill D. Smith
DigitalGlobe, Inc.
December 20, 2010
Page 3

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director